SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Sunrun Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

86771W105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 86771W105	13 G	Page 2 of 13

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X L.P. (“A10”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,906,340 shares, all of which are directly owned by A10. Accel X Associates L.L.C. (“A10A”), the general partner of A10, may be deemed to have sole power to vote these shares, and Richard P. Wong (“RPW”), a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,906,340 shares, all of which are directly owned by A10. A10A, the general partner of A10, may be deemed to have sole power to dispose of these shares, and RPW, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,906,340
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 86771W105	13 G	Page 3 of 13

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X Strategic Partners L.P. (“A10SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

293,182 shares, all of which are directly owned by A10SP. A10A, the general partner of A10SP, may be deemed to have sole power to vote these shares, and RPW, a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

293,182 shares, all of which are directly owned by A10SP. A10A, the general partner of A10SP, may be deemed to have sole power to dispose of these shares, and RPW, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	293,182
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 86771W105	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X Associates L.L.C. (“A10A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,199,522 shares, of which 3,906,340 are directly owned by A10 and 293,182 are directly owned by A10SP. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to vote these shares, and RPW, a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,199,522 shares, of which 3,906,340 are directly owned by A10 and 293,182 are directly owned by A10SP. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to dispose of these shares, and RPW, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,199,522
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 86771W105	13 G	Page 5 of 13

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2009 L.L.C. (“AI09”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 156,828 shares, and RPW, a director of the issuer and managing member of AI09, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 156,828 shares, and RPW, a director of the issuer and managing member of AI09, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	156,828
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 86771W105	13 G	Page 6 of 13

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard P. Wong (“RPW”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 168,387 shares, which are directly owned by The Wong Family 2006 Trust dated 8/30/2006.
	6

SHARED VOTING POWER

4,356,350 shares, of which 3,906,340 are directly owned by A10, 293,182 are directly owned by A10SP and 156,828 are directly owned by AI09. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to vote these shares, and RPW, a director of the issuer and managing member of A10A and AI09, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 168,387 shares, which are directly owned by The Wong Family 2006 Trust dated 8/30/2006.
	8

SHARED DISPOSITIVE POWER

4,356,350 shares, of which 3,906,340 are directly owned by A10, 293,182 are directly owned by A10SP and 156,828 are directly owned by AI09. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to dispose of these shares, may be deemed to have sole power to dispose of these shares, and RPW, a director of the issuer and managing member of A10A and AI09, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,524,737
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 86771W105	13 G	Page 7 of 13

This Amendment No.1 amends the statement on Schedule 13G filed by Accel X L.P., a Delaware limited partnership (“A10”), Accel X Strategic Partners L.P., a Delaware limited partnership (“A10SP”), Accel X Associates L.L.C., a Delaware limited liability company (“A10A”), Accel Investors 2009 L.L.C., a Delaware limited liability company (“AI09”) and Richard P. Wong (“RPW”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

ITEM 1(A).	NAME OF ISSUER

Sunrun Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

595 Market Street, 29th Floor

San Francisco, CA 94105

ITEM 2(A).	NAME OF PERSONS FILING

A10A is the general partner of A10 and A10SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A10 and A10SP. RPW is a director of the issuer and managing member of A10A and AI09, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A10, A10SP and AI09.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Accel Partners

428 University Avenue

Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

A10 and A10SP are Delaware limited partnerships. A10A and AI09 are Delaware limited liability companies. RPW is a United States citizen.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value.

ITEM 2(E)	CUSIP NUMBER

86771W105

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2016.

CUSIP NO. 86771W105	13 G	Page 8 of 13

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of A10 and A10SP, and the limited liability company agreements of A10A and AI09, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

CUSIP NO. 86771W105	13 G	Page 9 of 13

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP NO. 86771W105	13 G	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

Entities:	Accel X L.P.*

Accel X Strategic Partners L.P.*

Accel X Associates L.L.C.*

Accel Investors 2009 L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals:	Richard P. Wong*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 86771W105	13 G	Page 11 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

Exhibit B: Power of Attorney	13

CUSIP NO. 86771W105	13 G	Page 12 of 13

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Sunrun Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 86771W105	13 G	Page 13 of 13

exhibit B

Power of Attorney

Tracy L. Sedlock has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.